Mail Stop 3561

March 5, 2010

Vince Vellardita
Chief Executive Officer
Valcom, Inc.
2113A Gulf Boulevard
Indian Rocks Beach, FL 33785

      Re: Valcom, Inc.
              File Number 000-28416
              Form 10-K: For the Fiscal Year Ended September 30, 2009
              Form 8-K filed February 4, 2010

Dear Mr. Vellardita:

      We have reviewed the above referenced filings and have the following comments. Comment one requests that you file an Item 4.02 Form 8-K and comment two requests that you file an amended Item 4.01 Form 8-K. We also request that you provide us with additional information so that we may better understand your disclosure. If you disagree with a requested change, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K: For the Fiscal Year Ended September 30, 2009

Notes to the Consolidated Financial Statements, page F-7

Note 4: Restatement, page F-10

1.   We note that you restated your financial statements for the fiscal year ended September 30, 2009 and September 30, 2008. Please file an Item 4.02 Form 8-K immediately. The filing was due on the fourth day after the date that you concluded that the previously issued financial statements should not be relied upon. The Item 4.02 Form 8-K should disclose when you concluded that your

previously issued financial statements should be restated, identify the financial statements that should no longer be relied upon, and state whether the audit committee, or board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the Item 4.02 Form 8-K. Section 4 of Form 8-K describes all of the disclosures required by the Item 4.02 Form 8-K. In addition, please tell us why you did not file an Item 4.02 Form 8-K.

Item 4.01 Form 8-K: filed February 4, 2010

2.   Please amend your Form 8-K to state whether, during your two most recent fiscal years and any subsequent interim period, the Company consulted with M&B regarding either i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company's financial statements or (ii) any matter that was either the subject of a disagreement or event identified in response to (a)(1)(iv) of Item 304 of Regulation S-K. The disclosure that was made in the Item 4.01 Form 8-K filed on February 4, 2010 states only during the year ended September 30, 2009 and not the required disclosure of your two most recent fiscal years and any subsequent interim period.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 if you have questions.

                                                        Sincerely,

                                                        Lyn Shenk
                                                        Branch Chief